ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

July 13, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mark P. Shuman, Branch Chief – Legal

Re:	EVERTEC, LLC and EVERTEC Finance Corp.

Registration Statement on Form S-4

Filed June 8, 2012

File No. 333-182006, and -01 through -09

Ladies and Gentlemen:

Set forth below are the responses of EVERTEC, LLC and EVERTEC Finance Corp. (the “Companies”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 6, 2012, with respect to the Registration Statement referenced above (the “Registration Statement”). Separately today, the Companies have filed with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the original Registration Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the July 6, 2012 letter, followed by the Companies’ responses thereto (including page references to the Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. The Companies have reviewed this letter and authorized us to make the representations to you on their behalf.

General

1.	It appears you may qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. If that is the case, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

Securities and Exchange Commission

July 13, 2012

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Companies confirm that they qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and have added the requested disclosure to the prospectus included in the Amendment on the prospectus cover page, page iv, page 33 under the caption “Risk Factors” and page 58 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies.” Please note that the Companies have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and have included a statement in the prospectus that the election is irrevocable.

2.	It appears that you are registering the new notes in reliance on the position of the staff of the Division of Corporation Finance enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position in such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Attached as Exhibit A hereto is a draft of the supplemental letter in response to this comment. After the Staff has had the opportunity to review this draft, the Companies

Securities and Exchange Commission

July 13, 2012

intend to file an executed copy of the supplemental letter via EDGAR at or prior to the time of requesting acceleration of the effectiveness of the Registration Statement, as amended.

The Exchange Offer

Terms of the Exchange Offer

Expiration Date; Extensions; Amendments, page 42

3.	Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

We confirm on behalf of the Companies that the exchange offer will be open at least through midnight on the twentieth business day following commencement of the exchange offer. The Companies currently intend to have the exchange offer expire at 5:00 p.m. on the twenty-first business day following commencement of the exchange offer (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934). Furthermore, we confirm on behalf of the Companies that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission

Katherine Wray

EVERTEC, LLC and EVERTEC Finance Corp.

Luisa Wert Serrano, Esq.

Exhibit A

EVERTEC, LLC

EVERTEC Finance Corp.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

[                ], 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVERTEC, LLC and EVERTEC Finance Corp. (the “Co-Issuers”) Registration Statement on Form S-4 (File No. 333-182006), as amended (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement relating to the offer to exchange (the “Exchange Offer”) the Co-Issuers’ 11% senior notes due 2018 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Co-Issuers’ outstanding 11% senior notes due 2018 issued on May 7, 2012 (the “Old Notes”). Each of the Co-Issuers hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, as amended, but will not require the Co-Issuers to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

Neither the Co-Issuers nor their subsidiaries guaranteeing the New Notes and Old Notes (“Subsidiary Guarantors”) have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Co-Issuers’ and the Subsidiary Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Co-Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Co-Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Co-Issuers will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Co-Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

EVERTEC, LLC
EVERTEC Finance Corp.

By:
	Name:	Peter Harrington
	Title:	President and Chief Executive Officer